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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
|------------|
|   FORM 4   |
|------------|

| | Check this box if no longer
    subject to Section 16. Form 4
    or Form 5 obligations may
    continue. See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940
(Print or Type Reponses)
================================================================================
1. Name and Address of Reporting Person*

   Pittsburgh Investment Group LLC
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   (Last)                           (First)                     (Middle)

   40 Wiggins Lane
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                                    (Street)

   Uniontown                         Pennsylvania                    15401
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   (City)                            (State)                       (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   Miami Computer Supply Corporation  ("MCSC")
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   March/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)
   | | Director                             |X| 10% Owner
   | | Officer (give title below)           | | Other (specify below)


        ---------------------------------------------------------------------
================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)
   |X| Form filed by One Reporting Person
   | | Form filed by More than One Reporting Person
================================================================================

====================================================================================================================================
                           Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
====================================================================================================================================
                                                                                                              6.
                                                            4.                                 5.             Owner-
                                                            Securities Acquired (A)            Amount of      ship
                                               3.           or Disposed of (D)                 Securities     Form:       7.
                                  2.           Transaction  (Instr. 3, 4, and 5)               Beneficially   Direct      Nature of
                                  Transaction  Code         ---------------------------------  Owned at       (D) or      Indirect
1.                                Date         (Instr. 8)                 (A)                  End of Month   Indirect    Beneficial
Title of Security                 (Month/      -----------    Amount      or     Price         (Instr. 3      (I)         Ownership
(Instr. 3)                        Day/Year)    Code    V                  (D)                  and 4)         (Instr. 4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                   12/31/96    J(1)           333,744     D      --
------------------------------------------------------------------------------------------------------------------------------------
                                   9/15/97     J(2)           770,501     D      --
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                                   3/20/98     J(3)           250,000     D      --            259,012         D
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7-96)

====================================================================================================================================
                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                   2.                                                                                     Deriv-    of
                   Conver-                     5.                              7.                         ative     Deriv-   11.
                   sion                        Number of                       Title and Amount           Secu-     ative    Nature
                   or                          Derivative    6.                of Underlying     8.       rities    Secu-    of
                   Exer-             4.        Securities    Date              Securities        Price    Bene-     rity:    In-
                   cise     3.       Trans-    Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                   Price    Trans-   action    or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                 of       action   Code      of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of           Deriv-   Date     (Instr.   (Instr. 3,    ----------------            or      Secu-    of        direct   Owner-
Derivative         ative    (Month/  8)        4, and 5)     Date     Expira-            Number  rity     Month     (I)      ship
Security           Secu-    Day/     --------  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)         rity     Year)    Code  V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:


(1) The shares of Common Stock were distributed to two members of the Reporting Person as a result of their withdrawal therefrom.

(2) 269,889 shares of Common Stock were distributed to three members of the Reporting Person as a result of their withdrawal therefrom and the remainder of the shares were distributed pro-rata to the remaining members of the Reporting Person.

(3) The shares of Common Stock were distributed pro-rata to the members of the Reporting Person.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for Procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

          /s/ Anthony W. Liberati                             April 23, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
            Anthony W. Liberati
             Manager-President
         and Chief Executive Officer

                                                                          Page 2
                                                                 SEC 1474 (7-96)